NOTICE OF ANNUAL GENERAL MEETING
IN IDEX BIOMETRICS ASA

The Annual General Meeting (the “AGM”) of IDEX Biometrics ASA (the "Company") will take place:

Tuesday 23 May 2023 at 10:00 hours (CET)

At the date of the instant notice the Company’s registered share capital amounts to NOK 175,346,238.00 divided into 1,168,974,920 shares with par value per share of NOK 0.15. Each share gives right to one vote at the AGM. At the date of the instant notice, the Company does not beneficially own any of its own shares. The Company’s Articles of Association, last amended on 28 February 2023, is available at the Company’s website, www.idexbiometrics.com.

The Board of Directors (the “Board”) has determined that the AGM will be held as an electronic meeting, allowing the shareholders to participate electronically by following the AGM through a live webcast, submit questions in writing during the AGM and exercise voting rights through the electronic system. See the enclosed briefing for further information on how to participate online at the AGM.

The Notice of Attendance/Power of Attorney Form provides more information about attendance, voting, power of attorney etc. If you wish to participate at the AGM, we ask that you submit the enclosed Notice of Attendance/Power of Attorney form to: DNB Bank ASA, Verdipapirtjenester, to arrive no later than 19 May 2023 at 12.00 hours CET. According to the Company’s Articles of Association, shareholders who have not timely given such Notice of Attendance may be barred from participating at the AGM.

The Board invites the shareholders to submit questions to the Board in advance, and to exercise their voting rights by submitting Power of Attorney forms with voting instructions prior to the AGM.

Each shareholder may be accompanied by one adviser and the adviser may submit questions on behalf of the shareholder at the AGM. Furthermore, shareholders have the right to request information from the board members and the managing director in accordance with Section 5-15 of the Norwegian Public Limited Companies Act (“PLCA”).

The instant notice with attachments and other documents related to the AGM are available at www.idexbiometrics.com or can be requested from the Company at no charge from ir@idexbiometrics.com or its office.

The AGM will consider and resolve the following matters. For the avoidance of doubt, it is noted that any shareholder has the right to put forward alternative resolutions on the various agenda items.

1.
Registration of participating shareholders; election of a person to chair the Meeting and a person to co-sign the minutes

The Chair of the Board, Morten Opstad, will open the AGM. The Board proposes that Morten Opstad shall be elected to chair the AGM.

2.
Approval of the notice and the agenda of the Meeting

3.
Approval of the Annual Report and Annual Financial Statements for 2022

The annual report and the annual financial statements for 2022 will be available at www.idexbiometrics.com or can be requested from the Company at no charge from ir@idexbiometrics.com or its office as soon as reasonably practicable after this Notice. The Board

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proposes that the 2022 Annual Report and Annual Financial Statements for IDEX Biometrics ASA and the IDEX Group shall be approved in all respects.

4.
Advisory vote on the 2022 executive remuneration report

Pursuant to Section 6-16b of the PLCA, the Board has prepared a report on the salary and other remuneration of executive management of the Company in 2022. The Board will present the remuneration report to the AGM for an advisory vote. The remuneration report is available at the Company’s website, www.idexbiometrics.com.

The Board proposes the following resolution:

The Annual General Meeting approves the remuneration report for 2022.

5.
Authorizations to the Board to issue new shares

The Company customarily has board authorizations in place to increase the share capital in connection with private placements and rights issues. Generally, as the Company is working to further develop its business operations, it may be necessary that the Board is able to commit transactions on a short notice. The required 21-days’ notice for a general meeting may delay this process.

The Board proposes the renewal of board authorizations to issue shares, which authorizations would expire on the date of the 2024 Annual General Meeting, however no later than 30 June 2024.

The Board proposes that the board authorizations shall be maximized individually and collectively to a total nominal value of NOK 17,534,623.80, representing 10 per cent of the registered share capital of the Company at the time of this authorization.

By reason of the above, the Board proposes the adoption of the following separate authorizations to the Board to issue shares:

(a)
Board authorization to issue shares in private placements

1.
The Board of Directors of IDEX Biometrics ASA (the “Company") is authorized to accomplish one or more share capital increases by issuing new shares. The total amount by which the share capital may be increased is NOK 17,534,623.80 (representing 10 per cent of the registered share capital of the Company). Moreover, under no circumstances shall the sum of capital increases that may be accomplished by the Board collectively under agenda item 5 subitems (a) and (b) exceed NOK 17,534,623.80. Any previous authorizations given to the Board to issue shares shall be, and hereby are, withdrawn with effect from the date this authorization is registered in the Register of Business Enterprises (not including, for the avoidance of doubt, the other authorizations contained in this agenda item 5 and in agenda items 7 and 9, as well as the resolution in item 7.1 in the minutes from the 2022 Annual General Meeting).

2.
The authorization may be used in connection with private placements and share issues to suitable investors (may be existing and/or new shareholders, hereunder employees in the Company) in order to raise additional capital for the Company. The authorization does not comprise share capital increases in connection with mergers, cf. Section 13-5 of the PLCA.

3.
In the event the Company's share capital or nominal value per share is changed by way of a capitalization issue, share split, reverse share split, share capital reduction by way of reduction of the par value etc., the maximum nominal value of the shares that may be issued under this authorization shall be adjusted accordingly.

4.
Existing shareholders are waiving their pre-emptive right to subscribe for shares according to the PLCA in the event of a share capital increase as authorized herein.

5.
The Board is authorized to decide upon the subscription terms, including issue price, date of payment and the subscribers’ right to sell shares to others.

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6.
Payment of share capital in connection with a share capital increase authorized herein may be made by way of non-cash contribution and other special subscription terms, as same are provided in Section 10-2 of the PLCA.

7.
The Annual General Meeting authorizes the Board to amend the Company's Articles of Association concerning the size of the share capital and number of outstanding shares when the instant authorization is used.

8.
The authorization shall be valid until the 2024 Annual General Meeting, but not later than 30 June 2024.

9.
The new shares, which may be subscribed for according to this authorization, shall have right to dividends declared subsequent to the subscriber having paid the subscription price and the associated share capital increase having been registered in the Register of Business Enterprises. In other respects, the shares shall have shareholder rights from the time of issuance, unless the Board determines otherwise.

10.
Shares that are not fully paid cannot be transferred or sold.

(b)
Board authorization to issue shares in rights issues

1.
The Board of Directors of IDEX Biometrics ASA (the “Company”) is authorized to accomplish one or more share capital increases by issuing new shares. The total amount by which the share capital may be increased is NOK 17,534,623.80 (representing 10 per cent of the registered share capital of the Company). Moreover, under no circumstances shall the sum of capital increases that may be accomplished by the Board collectively under agenda item 5 subitems (a) and (b) exceed NOK 17,534,623.80. Any previous authorizations given to the Board to issue shares shall be, and hereby are, withdrawn with effect from the date this authorization is registered in the Register of Business Enterprises (not including, for the avoidance of doubt, the other authorizations contained in this agenda item 5 and in agenda items 7 and 9, as well as the resolution in item 7.1 in the minutes from the 2022 Annual General Meeting).

2.
The instant authorization may be used in connection with rights issue to existing shareholders of the Company in order to raise additional capital for the Company. The authorization does not comprise share capital increases in connection with mergers, cf. Section 13-5 of the PLCA.

3.
In the event the Company's share capital or nominal value per share is changed by way of a capitalization issue, share split, reverse share split, share capital reduction by way of reduction of the par value etc., the maximum nominal value of the shares that may be issued under this authorization shall be adjusted accordingly.

4.
The Board is authorized to decide upon the subscription terms, including issue price, date of payment and the subscribers’ right to sell shares to others.

5.
Payment of share capital in connection with a share capital increase authorized herein may be made by way of non-cash contribution and other special subscription terms, as same are provided in Section 10-2 of the PLCA.

6.
The Annual General Meeting authorizes the Board to amend the Company's Articles of Association concerning the size of the share capital and number of outstanding shares when the instant authorization is used.

7.
The authorization shall be valid until the 2024 Annual General Meeting, but not later than 30 June 2024.

8.
The new shares, which may be subscribed for according to this authorization, shall have right to dividends declared subsequent to the subscriber having paid the subscription price and the associated share capital increase having been registered in the Register of Business Enterprises. In other respects, the shares shall have

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shareholder rights from the time of issuance, unless the Board determines otherwise.

9.
Shares that are not fully paid cannot be transferred or sold.

6.
2023 Subscription Rights Incentive Plan

On 12 May 2022, the 2022 Annual General Meeting resolved to renew previous resolutions providing for the grant of independent subscription rights as part of the Company’s incentive program. Consistent with past practice, the former plan is closed each time a new plan is implemented, meaning that no further subscription rights will be granted under the former plans.

Independent subscription rights cannot be exercised beyond five years from the date of the resolution by the general meeting. In order for the Company to continue with a consistent life span of minimum four years and consistent vesting schedules on future grants, the Board proposes the adoption of a new subscription rights program for the coming one-year period.

The Board proposes that the maximum number of independent subscription rights that may be granted under the 2023 plan shall be limited to 10 (ten) per cent of the registered number of shares in the Company at the time of this resolution. The grants are also limited to provide that the number of issued and outstanding subscription rights under all of the Company’s subscription right plans shall not exceed 10 (ten) per cent of the registered number of shares in the Company at any given time.

The Board proposes that the Annual General Meeting passes a resolution for the issuance of subscription rights to employees and individual contractors performing similar work of/for the Company, its subsidiaries and associated companies.

The Board considers that incentive subscription rights contribute to retention and motivation of employees and individual contractors by allowing them to share the rewards resulting from their efforts.

In order for the 2023 Subscription Rights Incentive Plan to qualify under the US tax code, the plan document for the 2023 Subscription Rights Incentive Plan, which has been adopted by the Board (subject to the resolution set out in section 6.1 below), must also be approved by the Company’s shareholders. This plan document is available at the Company’s website, www.idexbiometrics.com.

The Board proposes the following resolution to be approved by the Annual General Meeting:

6.1 Approval of the 2023 Subscription Rights Incentive Plan

The Annual General Meeting resolves a new 2023 Subscription Rights Incentive Plan, whereby the Company may issue independent subscription rights to employees of IDEX Biometrics ASA and its subsidiaries and associated companies (hereinafter collectively referred to as the “Company"), and to individual contractors performing similar work.

For the avoidance of doubt, the foregoing also includes grants of subscription rights to employees of and individual contractors to IDEX America Inc., a wholly owned subsidiary of the Company duly organized and existing under the laws of the State of Delaware and/or other employees or individual contractors within the IDEX Group of Companies who are US citizens, US residents within the meaning of Section 7701 of the U.S. Internal Revenue Code of 1986, as amended, and US non-residents who accrue benefits under the Subscription Rights Incentive Plan during a period of US employment.

Each subscription right shall entitle the holder to demand the issuance of one share in the Company. In the event the Company’s share capital or number of shares or kind of shares is changed by way of a capitalization issue, share split, reverse share split, spin-off, combination or exchange of shares, recapitalization, merger, consolidation, distribution to stockholders other than a normal cash dividend, or

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other change in the Company’s corporate or capital structure that constitutes an equity restructuring transaction etc., the maximum number of subscription rights, the kind of shares to be issued under each subscription right and the consideration for the shares to be issued in the Company upon exercise of the subscription rights, shall be adjusted accordingly and rounded downwards to the nearest whole number.

The number of subscription rights which may be issued shall be a minimum of one subscription right and a maximum of 116,897,492 subscription rights; limited, however, so that the number of issued and outstanding subscription rights under all of the Company’s subscription right programs shall not exceed 10 (ten) per cent of the registered number of shares in the Company at any given time.

The subscription rights must be subscribed for by latest the day immediately preceding the 2024 Annual General Meeting.

The subscription rights will be granted for no consideration.

The subscription rights shall be non-assignable otherwise than by will or by the laws of descent and distribution.

The vesting schedule for the subscription rights shall be 25 per cent each year beginning one year from the Vesting Commencement date. The Vesting Commencement date shall be the latest of the following dates before the date of grant of the subscription rights; (i) 15 January,

(ii) 15 April, (iii) 15 July or (iv) 15 October. The Board may decide to establish an accelerated vesting schedule, if deemed appropriate. The purpose of a vesting schedule is to balance short-term incentive effect and long-term retention.

Except as otherwise expressly determined by the Board, in the event of a Change of Control, subscription rights shall accelerate and immediately become 100 per cent vested as of the date of the consummation of the Change of Control. For the purpose of this paragraph, Change of Control shall have such customary definition as set out by the Board in the more detailed rules of the subscription rights plan.

The Board shall establish the further rules and procedures in regard to vesting and exercise in cases of resignation or other termination of employment or contract, including subsequent time frames to allow completion of exercise after termination. If deemed appropriate, the Board may decide to establish certain milestones or criteria for vesting and exercise of the subscription rights.

In connection with the issuance of subscription rights, and the exercise of any of the subscription rights and the resulting share capital increase in the Company, the existing shareholders are waiving their preferential right to subscribe for subscription rights or shares, as the case may be, according to the PLCA.

As consideration for the shares to be issued in the Company upon exercise of the subscription rights hereunder, the holders of the subscription rights shall pay to the Company a sum per share, which at least shall equal the greater of (i) the average closing price of the Company’s share reported by Oslo Børs over ten trading days immediately preceding the date of grant of the subscription rights, and (ii) the closing price of the Company’s share reported by Oslo Børs on the trading day immediately preceding the date of grant of the subscription rights. Notwithstanding the foregoing, if the subscription right holder is an owner of 10 per cent or more of the Company’s shares, in the case of a grant which is an Incentive Stock Option under the US Internal Revenue Code, the exercise price shall be not less than at least 110 per cent of the greater of (i) the average closing price of the Company’s share as reported by Oslo Børs over ten trading days immediately preceding the date of grant of the subscription rights and (ii) the closing price of the Company’s share as reported by Oslo Børs on the trading day immediately preceding the date of grant of the subscription rights.

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The Board may determine, in its sole discretion and in cases of particular circumstances, that the subscription right exercise price per share shall be lower than the actual or average fair market value as stated above; provided, however, that the subscription right exercise price per share under no circumstances shall be less than the par value per share at any given time. The maximum number of shares that may be issued with a subscription right exercise price per share lower than the actual or average fair market value, shall under no circumstances exceed 11,689,749 shares.

No subscription rights may be exercised beyond the 5-year anniversary of the date of this resolution. In connection with the issuance of subscription rights, the Company may provide terms and conditions for exercise, as well as imposing restrictions on the sale and transfer of shares issued upon exercise of the subscription rights.

Any shares that are issued by the Company under the Subscription Rights Plan shall carry right to dividends declared subsequent to the subscriber having paid the subscription price and the associated share capital increase having been registered in the Register of Business Enterprises. All other shareholder rights associated with these shares, hereunder those referenced in Section 11-12 (2) no.9 of the PLCA, shall attach from the date of payment of the exercise price.

6.2 Approval of the Plan document

It is resolved that the 2023 Subscription Rights Incentive Plan (“2023 SR Plan”) made available at the Company’s website, www.idexbiometrics.com, as adopted by the Board, is approved. The 2023 SR Plan may be amended by the Board subject to the terms and conditions set out in section 6.1 in the minutes of this Annual General Meeting.

7.
Board authorization to issue shares in accordance with the 2023 Employee Share Purchase Plan; approval of 2023 Employee Share Purchase Plan

The Annual General Meeting on 12 May 2022 authorized the Board to increase the Company’s share capital by issuance of new shares in connection with the Company’s 2022 Employee Share Purchase Plan (“2022 ESPP”). This authorization expires on 30 September 2023.

The Board proposes that the Annual General Meeting resolves a new board authorization to issue shares in connection with the 2023 Employee Shares Purchase Plan (“2023 ESPP”). Under the 2023 ESPP, the employees of the Company or any if its subsidiaries may convert a certain portion of the employee’s cash remuneration from the Company or its subsidiaries to shares in IDEX. The Board proposes that the authorization shall expire on 30 September 2024. Further, the Board proposes that the board authorization shall be maximized to a total nominal value on NOK 8,767,311.90, representing 5 percent of the registered share capital at the time of this authorization.

The Board considers that an ESPP provides an incentive to employees to become shareholders and thereby strengthen their relationship with the Company and contribute to aligning employees’ and shareholders’ interest.

In order for the 2023 ESPP to qualify under the US tax code, the plan document for the 2023 ESPP, as adopted by the Board, must also be approved by the Company’s shareholders. The 2023 ESPP document is available at the Company’s website, www.idexbiometrics.com.

The Board proposes the following resolutions:

7.1 Board authorization to issue shares in connection with the 2023 Employee Share Purchase Plan

1.
The Board of Directors of IDEX Biometrics ASA (the “Company") is authorized to carry out one or more share capital increases by issuing new shares. The total amount by which the share capital may be increased is NOK 8,767,311.90

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(representing 5 per cent of the registered share capital). Any previous authorizations given to the Board to issue shares shall be, and hereby are, withdrawn with effect from the date this authorization is registered in the Register of Business Enterprises (not including, for the avoidance of doubt, the authorizations contained in agenda items 5 and 9, as well as the resolution in item 7.1 in the minutes from the 2022 Annual General Meeting).

2.
The authorization may be used in connection with the issue of shares in the Company to employees in the Company or any of its subsidiaries under the terms and conditions of the 2023 Employee Share Purchase Plan, whereby such employees may convert a certain portion of the employee’s cash remuneration from the Company or its subsidiaries to shares in the Company. The number of shares that may be issued to the employee shall be calculated based on the lowest of the (i) closing price of the share, as reported by Oslo Børs, on the first day in the applicable contribution period as set out in the Plan document (or the trading day immediately prior to the first day of the Contribution Period, if such first day is not a trading day), and (ii) the closing price of the share, as reported by Oslo Børs, on the last trading day of the Contribution Period, with, at the Board’s discretion, a discount of, at a maximum 15% from such subscription price. With respect to US employees, to the extent the foregoing is not deemed to represent fair market value with respect to Section 423 of the U.S. Code, the subscription price shall not be less than 85% of the lower of the fair market value (as determined in a manner consistent with Section 423 of the U.S. Code) on the first day of the applicable Contribution Period and the last day of the applicable Contribution Period. If such contribution period as set out in the Plan document is not applicable, the number of shares that may be issued to the employee shall be calculated based on the closing price of the Company’s shares, as reported by Oslo Børs, on the trading day immediately preceding the date of share issuance. The authorization does not comprise share capital increases in connection with mergers, cf. Section 13-5 of the PLCA.

3.
In the event the Company's share capital or nominal value per share is changed by way of a capitalization issue, share split, reverse share split, share capital reduction by way of reduction of the par value etc., the maximum nominal value of the shares that may be issued under this authorization shall be adjusted accordingly.

4.
Existing shareholders are waiving their pre-emptive right to subscribe for shares according to the PLCA in the event of a share capital increase as authorized herein.

5.
The Board is authorized to decide upon the subscription terms, including issue price, date of payment and the subscribers’ right to sell shares to others.

6.
Payment of share capital in connection with a share capital increase authorized herein may be made by way of non-cash contribution and other special subscription terms, as same are provided in Section 10-2 of the PLCA.

7.
The Annual General Meeting authorizes the Board to amend the Company's Articles of Association concerning the size of the share capital and number of outstanding shares when the instant authorization is used.

8.
The authorization shall be valid until 30 September 2024.

9.
The new shares, which may be subscribed for according to this authorization, shall have right to dividends declared subsequent to the subscriber having paid the subscription price and the associated share capital increase having been registered in the Register of Business Enterprises. In other respects, the shares shall have shareholder rights from the time of issuance, unless the Board determines otherwise.

10.
Shares that are not fully paid cannot be transferred or sold.

7.2 Approval of the Plan document

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It is resolved that the 2023 Employee Share Purchase Plan made available on the Company’s website www.idexbiometrics.com, as adopted by the Board, is approved. The Board may amend the Plan document subject to the terms and conditions set out in section 7.1 above.

8.
Authorization to the Board for the Company to acquire its own shares

The Annual General Meeting on 12 May 2022 resolved an authorization to the Board for the Company to acquire its own shares. The authorization expires on the date of the 2023 Annual General Meeting.

Generally, the Board believes that acquisition of own shares may be in the interest of the Company, among other reasons, for the purpose of increasing the return for the Company’s shareholders. For example, acquisition of own shares may be desirable in a situation where the Company’s equity and liquidity position is good, while there at the same time is limited access to attractive investment possibilities. In general, acquisition of own shares is considered as a positive sign by the stock market as it demonstrates a focus and emphasis on shareholder values.

By reason of the above and to comply with the requirements in Section 9-4 of the PLCA, the Board proposes that the Annual General Meeting passes the following resolution:

1.
In accordance with Sections 9-4 and 9-5 of the PLCA, the Board of Directors of IDEX Biometrics ASA (the “Company") is authorized to acquire the Company’s own shares, through ownership or a charge, for a total nominal value of up to NOK 17,534,623.80 (representing 10 per cent of the registered share capital of the Company at the time of this Notice of Annual General Meeting).

2.
Under this authorization, the Board of Directors shall pay at a minimum NOK 0.15 per share and at a maximum the closing price per share, as reported by Oslo Børs, as of the close of trading the day the offer of acquisition is made, provided, however, that the amount shall not exceed the amount of NOK 1,000 per share.

3.
The Board is authorized to decide upon the manner and terms of the acquisition, disposition, transfer and sale of own shares, while taking into account the statutory requirement of equal treatment of shareholders.

4.
In the event the Company’s share capital is changed by way of a capitalization issue, share split, reverse share split, share capital reduction by way of reduction of the par value etc., the maximum nominal value of the shares that may be acquired, the minimum price per share, and maximum price per share shall be adjusted accordingly.

5.
The authorization shall be valid until the 2024 Annual General Meeting, but no later than 30 June 2024.

9.
Resolution of the remuneration of the Board members

9.1
Board remuneration

The nomination committee’s proposal will be disclosed later.

9.2
Authorization to Board members to receive remuneration in shares in lieu of cash

The nomination committee proposes the following authorization to be passed by the Annual General Meeting. As the Company sees benefits in restraining the outflow of liquidity and the Board members have indicated their interest in receiving shares in the Company, the nomination committee proposes that the Board members, as an alternative to a cash payment, may elect to receive all or part of the remuneration in the form of shares in the Company. The number of shares to which the Board members would be entitled is proposed to be calculated as follows: The Board member shall be entitled to subscribe for a value of shares (based on the average closing price of the Company’s shares, as reported by Oslo Børs, over the ten trading days prior to the Annual General Meeting in 2023) of 133 per cent of the NOK amount granted as board remuneration; provided, however, that the Board member must pay a subscription price per share equal to the par value of the share, being NOK 0.15 per share.

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The Board considers such authorization to receive remuneration in shares in lieu of cash appropriate, and, therefore, proposes a board authorization to increase the share capital in accordance with the nomination committee’s proposal.

The Board proposes the following resolution by the Annual General Meeting:

The Board members may elect to receive all or part of the board remuneration in the form of shares in the Company.

The number of shares to which the Board members would be entitled shall be calculated as follows: The Board member shall be entitled to subscribe for shares having a total market value (based on the average closing price of the Company’s shares, as reported by Oslo Børs, over the ten trading days prior to the Annual General Meeting in 2023) of 133 percent of the NOK amount granted as board remuneration; provided, however, that the Board member must pay a subscription price per share equal to the par value of the share, being NOK 0.15.

To the extent a Board member wishes to receive board remuneration in the form of shares, the Board member must notify the Company and subscribe for the shares before the start of trading on Oslo Børs on the trading day immediately subsequent to the date of the Annual General Meeting in 2023, and also pledge to not sell the shares before the earlier of the Annual General Meeting of the Company in 2024 or 30 June 2024. Payment of the subscription price shall be made no later than 5 June 2023.

In order to facilitate the foregoing, the Board is authorized to accomplish one or more share capital increases with a maximum of NOK 1,000,000 for the purpose of issuing shares to those Board members who elect to receive shares as opposed to cash on the aforesaid terms, and to amend the Company’s Articles of Association accordingly. The authorization does not comprise share capital increases in connection with mergers, cf. Section 13-5 of the PLCA. Existing shareholders are waiving their pre-emptive right to subscribe for shares according to the PLCA in event of a share capital extension as authorized herein. The new shares, which may be subscribed for according to this resolution, shall have right to dividends declared subsequent to the subscriber having paid the subscription price and the associated share capital increase having been registered in the Register of Business Enterprises. This Board authorization expires on 5 June 2023.

10.
Election of the board of directors

The current members of the Board are presented in the 2022 annual report. The Nomination Committee emphasizes that the composition of the Board should be subject to review each year, regardless of the term of election.

The nomination committee’s proposal will be disclosed later.

11.
Resolution of the remuneration to the members of the nomination committee

The nomination committee’s proposal will be disclosed later.

12.
Election of the nomination committee

The nomination committee’s Chair, Mr. Robert N. Keith, and member, Mr. Harald Voigt stand for election. Mr. Håvard Nilsson was elected for a two-year period by the 2022 Annual General Meeting. The nomination committee emphasizes that the composition of the nomination committee should be subject to review each year, regardless of the term of election.

The nomination committee’s proposal will be disclosed later.

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13.
Resolution of the remuneration of the auditor

The Board proposes that the Annual General Meeting approves the payment of the auditor’s fees for 2022 against invoice. The fees are disclosed in note 18 to the consolidated financial statements for 2022 and note 7 to the parent company’s separate financial statements for 2022.

*****

2 May 2023

IDEX Biometrics ASA

Morten Opstad

Chair of the Board of Directors

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Shareholder name and address	Ref no: PIN code: Annual General Meeting 23 May 2023 at 10.00 hrs. CET

Registered shareholding as of 28 April 2023: _______________

The general meeting is held only as an online meeting, there is no physical attendance option. You may grant proxy with or without voting instructions, see below and overleaf.

Your attendance or proxies must be received by 19 May 2023 at 12.00 hrs (noon) CET.

Registration of online attendance

Shareholders who wish to attend are requested to register by 19 May 2023 at 12.00 hrs CET.

Registration at the company’s website www.idexbiometrics.com/investors/general-meetings or through VPS Investor Services.

If you are unable to register electronically, you may send this form by e-mail to genf@dnb.no, or by post to DNB Bank ASA, Registrars Department, P.O.Box 1600 Sentrum, NO-0021 Oslo, Norway.

Please refer to the enclosed Lumi guide on how to attend on line. You must be logged in before the meeting starts. If you are not logged in before the general meeting starts, you will not be able to vote. Log in opens one hour before the meeting starts.

Please log in at https://dnb.lumiagm.com/106469515

If you grant proxy but wish to attend online, we ask that you log on as a guest. Please refer to the Lumi guide.

Reference number and PIN

Reference number and PIN are printed above and are also available in VPS Investor Services (Corporate Actions – General Meeting – click IDEX’s ISIN NO 000 30 7060). Investor Services can be accessed either through www.euronextvps.no/ or your account operator. You can also obtain your reference number and PIN code by contacting DNB Bank Registrar’s Dept by phone +47 2326 8020 or by e‑mail genf@dnb.no.

Proxy without voting instructions Ref no: PIN code:

This proxy form is to be used for granting proxy without voting instructions. To grant a proxy with voting instructions, please use page 2.

The proxy form must be received by DNB Bank ASA, Registrar’s Dept no later than 19 May 2023 at 12.00 hrs CET.

The proxy may be sent electronically at https://www.idexbiometrics.com/investors/general-meetings/ or through VPS Investor Services. The proxy form may also be sent by e-mail to genf@dnb.no, or post to DNB Bank ASA, Registrar’s Department,
P.O.Box 1600 Sentrum, NO-0021 Oslo, Norway. Fax is not available.

The undersigned MERGEFIELD Fornavn ______________________________________ hereby grants (tick one of the two):
☐ the Chair of the Board (or a person authorised by the Board), or
☐ _____________________________________________ (Name of proxy holder in capital letters)

proxy to attend and vote for my/our shares at the annual general meeting on 23 May 2023.

Place Date Shareholder’s signature

(Signature only when granting a proxy)

Proxy with voting instructions Ref no: PIN code:

This proxy form is to be used for a proxy with voting instructions. You may grant a proxy with voting instructions directly to your proxy holder, or you may send this proxy form without naming the proxy holder. In the latter case the proxy will be deemed to have been given to the Chair of the Board of Directors or a person authorised by the Board of Directors. The proxy must be dated and signed.

The proxy form must be received by DNB Bank ASA, Registrar’s Dept. no later than 19 May 2023 at 12.00 hrs. CET.

It may be sent by e-mail to genf@dnb.no, or by post to DNB Bank ASA, Registrar’s Department,
P.O.Box 1600 Sentrum, 0021 Oslo, Norway. Fax is not available.

The undersigned MERGEFIELD Fornavn _____________________________________________

hereby grants the Chair of the Board or a person authorised by the Board proxy to attend and vote for my/our shares at the annual general meeting on 23 May 2022.

The votes shall be cast in accordance with the instructions below. Please note that if any items below are not not ticked off, this will be deemed to be an instruction to vote “for” the proposals in the notice. However, if any motions are made from the floor in addition to or in replacement of the proposals in the notice, the proxy holder may vote at his or her discretion. In such case, the proxy holder will vote on the basis of his or her reasonable understanding of the instruction. The same applies if there is any doubt as to how the instructions should be understood. Where no reasonable interpretation is possible, the proxy holder may abstain from voting.

Items	For	Against	Abstain
1. Election of a person to chair the meeting and a person to co-sign the minutes	☐	☐	☐
2. Approval of the notice and agenda of the meeting	☐	☐	☐
3. Approval of the Annual Report and Annual Financial Statements for 2022	☐	☐	☐
4. Advisory vote on the 2022 executive remuneration report	☐	☐	☐
5 (a) Board authorization to issue shares in private placements	☐	☐	☐
5 (b) Board authorization to issue shares in rights issues	☐	☐	☐
6.1. Approval of the 2023 Subscription Rights Incentive Plan	☐	☐	☐
6.2. Approval of the Plan document for the 2023 Subscription Rights Incentive Plan	☐	☐	☐
7.1. Board authorization to issue shares in connection with the 2023 Employee Share Purchase Plan (2023 ESPP)	☐	☐	☐
7.2. Approval of the Plan document for the 2023 ESPP	☐	☐	☐
8. Authorization to the board for the Company to acquire its own shares	☐	☐	☐
9.1. Board remuneration (amount) as proposed by the nomination committee	☐	☐	☐
9.2. Authorization to board members to receive remuneration in shares in lieu of cash	☐	☐	☐
10. Election of chair of the board and board members as proposed by the nom.com	☐	☐	☐
11. Remuneration to the members of the nom.com as proposed by the nom.com	☐	☐	☐
12. Election of chair and members of the nom.com as proposed by the nom.com	☐	☐	☐
13. Resolution of the remuneration of the auditor as proposed by the board	☐	☐	☐

Place Date Shareholder’s signature

(Signature only when granting a proxy)